Exhibit 99.1

Aesthetic Medical International Announces Restructuring Plans to Optimize Business Operations

Shenzhen, China, September 30, 2021 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced a preliminary plan for business strategies and restructuring. In light of the time and efforts needed to assess the impact of such plan on its financial results, the Company currently anticipates that the release of its unaudited financial results for the three months and six months ended June 30, 2021 will be delayed.

As a pioneer in the aesthetic medical service industry in China, the Company is committed to facilitating the orderly development of the market in a compliant manner. The Company intends to strategically shift its development strategy from rapid national expansion to a more focused, stable and sustainable growth in terms of revenue and profitability.

As such, the Company is contemplating a strategic restructuring, aiming to maximize its resources with various new strategies, including, among others, the following:

1)	More focused market delineation - to focus on core regional markets, i.e., the Guangdong-Hong Kong-Macao Greater Bay Area and the Yangtze Delta Area;

2)	Steadier development - to take a prudent approach in acquisition and enhance organic growth through the renovation of existing flagship hospitals and the investment in synergistic clinics; and

3)	Healthier portfolio - to divest certain hospitals and clinics which either are located in non-core markets or did not reach the Company’s internal performance requirements.

The Company expects that the restructuring plan under contemplation is an essential move to solidify its leading position and competitiveness in the market, with improvement to its overall operational efficiency. The Company believes that the plan will allow it to enhance its profitability and has a healthier balance sheet in the long run.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third-party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

The abovementioned plan is currently at a preliminary stage of formulation, and there is currently no definitive timeframe for the implementation of such plan. There is no guarantee that such plan will be implemented in a timely fashion or yield the benefits as anticipated, or at all, and shareholders and investors are cautioned not to place undue reliance on this press release.

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical international Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com